Exhibit 99.1



Li Auto Inc.
理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2015)

GRANT OF OPTIONS UNDER THE 2020 PLAN AND
GRANT OF RESTRICTED SHARE UNITS UNDER THE 2019 PLAN

On June 15, 2026, the Company granted (i) an aggregate of 35,000,000 Options pursuant to the Company's 2020 Plan to two Directors, namely Mr. Li Tie and Mr. Ma Donghui, and one senior management of the Company, namely Mr. Xie Yan (the "**Option Grants**"), and (ii) an aggregate of 5,557,200 RSUs pursuant to the Company's 2019 Plan to one Director, namely Mr. Ma Donghui, and 99 employees of the Company (the "**RSU Grants**", together with the Option Grants, the "**Grants**"). The Grants are subject to the terms and conditions of the 2020 Plan and the 2019 Plan and the award agreements entered into between the Company and each of the grantees.

GRANT OF OPTIONS UNDER THE 2020 PLAN

On June 15, 2026, the Company granted an aggregate of 35,000,000 Options pursuant to the 2020 Plan to two Directors, namely Mr. Li Tie and Mr. Ma Donghui, and one senior management of the Company, namely Mr. Xie Yan, representing 17,500,000 ADSs (equal to 35,000,000 Class A Ordinary Shares) and approximately 1.62% of the total Shares of the Company (on a one share one vote basis) in issue as at the date of this announcement.

The Option Grants form part of the Company's effort to shift the long-term incentive arrangements for its core management members from fixed, time-vested awards to a structure that more closely aligns the interests of the core management members with those of the Shareholders and the long-term performance of the Group. In particular, the Options carry an exercise price set at the prevailing market price and are subject to performance targets linked to the Company's market capitalization, such that the core management members will benefit from the Option Grants only when the Company's share price appreciates and the relevant market capitalization-based performance targets are achieved, thereby delivering tangible value to the Shareholders. Accordingly, the number of RSUs granted to Mr. Ma Donghui has been reduced to reflect such shift, and the number of RSUs to be granted to the other core management members in the future in accordance with the schedules under their respective award agreements will be similarly reduced.

The Option Grants are subject to the terms and conditions of the 2020 Plan and the award agreements to be entered into between the Company and each of the Option Grantees. The principal terms of the 2020 Plan are set out in the section headed "Statutory and General Information – D. Share Incentive Plans – 2. The 2020 Plan" in Appendix IV to the prospectus of the Company dated August 3, 2021.

The Options will be satisfied through utilizing the Class A Ordinary Shares held by the depositary of the ADSs for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2020 Plan.

The Option Grants would not result in the options and awards granted and to be granted to each individual Option Grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury shares as defined under the Listing Rules, if any). The Option Grants would not result in the options and awards granted and to be granted to each related entity grantee or service provider in the 12-month period up to and including the date of such grant in aggregate to exceed 0.1% of the Shares in issue (excluding treasury shares as defined under the Listing Rules, if any).

Save for Mr. Li Tie and Mr. Ma Donghui, to whom the grant of Options has been approved by the independent non-executive Directors pursuant to Rule 17.04(1) of the Listing Rules, none of the Option Grantees under the Option Grants is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. None of the Option Grants will be subject to approval by the Shareholders. No financial assistance has been provided by the Group to the grantees of the Option Grants to facilitate the purchase of Shares under the 2020 Plan.

Details of the Option Grants are as follows:

Date of Grant	Aggregate Number of Options Granted	Exercise Price of Options Granted	Market Price of the Class A Ordinary Shares on the Date of Grant	Market Price of the ADSs on the Date of Grant
June 15, 2026	Mr. Li Tie: 10,000,000 Mr. Ma Donghui: 15,000,000 Mr. Xie Yan: 10,000,000	Options granted are exercisable into ADSs. The exercise price is US$14.380 per ADS, representing the higher of: (i) the closing price per ADS on the Nasdaq on the Date of Grant (i.e. June 15, 2026 (U.S. Eastern Time), being US$14.380); and (ii) the average closing price per ADS on the Nasdaq for the five Nasdaq trading days immediately preceding the Date of Grant (being US$14.082).	HK$56.850 per Share	US$14.380 per ADS

Vesting Period and Performance Targets

Subject to the terms of the Option Grants, the corresponding proportion of Shares will vest upon the first achievement of each of the following tiered targets, and each tier may be skipped for cumulative vesting:

Tier	Vesting Percentage of Options Granted	Performance Targets
1	20%	The market capitalization of the Company first reaches HK$200 billion on the Stock Exchange.
2	20%	The market capitalization of the Company first reaches HK$400 billion on the Stock Exchange.
3	20%	The market capitalization of the Company first reaches HK$600 billion on the Stock Exchange.
4	20%	The market capitalization of the Company first reaches HK$800 billion on the Stock Exchange.
5	20%	The market capitalization of the Company first reaches HK$1 trillion on the Stock Exchange.

Note: The market capitalization of the Company will be calculated by multiplying (i) the average closing price of Shares on the Stock Exchange over 30 consecutive trading days, and (ii) the total number of issued Shares (excluding treasury shares as defined under the Listing Rules, if any).

For the avoidance of doubt, if a higher-tier target is achieved for the first time without the lower-tier target having been achieved previously, the Shares corresponding to both the lower and higher tiers will vest in a single installment; if the lower-tier target has been previously achieved and the corresponding Shares have vested, only the Shares corresponding to the current proportion of the higher-tier target will vest upon its achievement, without double issuance.

On the day of achieving the target, the Option Grantees must still be in service and not have triggered the clawback mechanisms set out below.

Taking into account the contribution made by the Option Grantees in the past and the expected significant contribution the Option Grantees will make to the Company in the future, the Compensation Committee considers a vesting period which may be shorter than 12 months upon the achievement of performance targets to be appropriate, and such arrangement aligning with the purpose of the 2020 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of the Group's business.

Exercise period

Subject to the vesting schedule set out above, the exercise period of the Options shall be the earlier date of either (i) ten (10) years from the date of Option Grants (i.e. June 15, 2036); (ii) the participant's termination of employment for cause; or (iii) six (6) months after the date of the Option Grantees' termination of employment and service on account of death or disability.

Clawback mechanisms

Pursuant to the terms of the Option Grants, in the event that the employment or service is terminated for any reason, the right to any unvested Option will terminate immediately and the Company has the right to require the grantee to sell any portion or all of the ADSs distributed to the grantee following the acquisition of any ADS from any Option within 60 days of the termination of employment or service. In the event that any of the grantee's personal conduct impairs the reputation of the Company, the Company has the right to terminate and revoke the Option, whether vested or unvested, at no cost to the Company. In addition, if the grantee violates any of the non-competition agreement, the confidentiality agreement, or the non-competition or confidentiality provisions in his/her employment agreement with the Company after the termination of employment or service, the grantee is obligated to surrender all the ADSs acquired from the Option and/or return the gains of selling the ADSs to the Company at no cost to the Company. The terms of the Option Grants further provide that in the event the employment or service is terminated (i) for cause as defined in the 2020 Plan, (ii) for any serious violation of any laws or regulations, or (iii) for any serious violation of the employee handbook of the Company, the grantee's right to any vested or unvested portion of the Options will terminate immediately, and the Options shall be forfeited and automatically transferred to and reacquired by the Company at no cost to the Company. In the event that the grantee has paid for a portion of the Options and received payment or ADSs from the Company, the grantee is obligated to surrender all the ADSs acquired from the Options and/or return the gains of selling the ADSs to the Company at no cost to the Company.

GRANT OF RESTRICTED SHARE UNITS UNDER THE 2019 PLAN

On June 15, 2026, the Company granted an aggregate of 5,557,200 RSUs pursuant to the 2019 Plan to one Director, namely Mr. Ma Donghui, and 99 employees of the Company, representing the same number of Class A Ordinary Shares and approximately 0.26% of the total Shares of the Company (on a one share one vote basis) in issue as at the date of this announcement.

The RSU Grants are subject to the terms and conditions of the 2019 Plan and the award agreements to be entered into between the Company and each of the RSU Grantees. The principal terms of the 2019 Plan are set out in the section headed "Statutory and General Information – D. Share Incentive Plans – 1. The 2019 Plan" in Appendix IV to the prospectus of the Company dated August 3, 2021.

The RSUs will be satisfied through utilizing the Class A Ordinary Shares held by the depositary of the ADSs for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2019 Plan.

The RSU Grants would not result in the options and awards granted and to be granted to each individual RSU Grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury shares as defined under the Listing Rules, if any). The RSU Grants would not result in the options and awards granted and to be granted to each related entity grantee or service provider in the 12-month period up to and including the date of such grant in aggregate to exceed 0.1% of the Shares in issue (excluding treasury shares as defined under the Listing Rules, if any).

Save for Mr. Ma Donghui, to whom the grant of RSUs has been approved by the independent non-executive Directors pursuant to Rule 17.04(1) of the Listing Rules, none of the RSU Grantees is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. None of the RSU Grants will be subject to approval by the Shareholders. No financial assistance has been provided by the Group to the grantees of the RSU Grants to facilitate the purchase of Shares under the 2019 Plan.

Details of the RSU Grants are as follows:

Date of Grant	Aggregate Number of RSUs Granted	Purchase Price of RSUs Granted	Market Price of the Class A Ordinary Shares on the Date of Grant	Market Price of the ADSs on Date of Grant
June 15, 2026	Mr. Ma Donghui: 1,500,000 Other employees: 4,057,200	US$0.1 per RSU	HK$56.850 per Share	US$14.380 per ADS

Vesting period

Subject to the terms of the RSU Grants, the total vesting period for the RSUs granted to Mr. Ma Donghui under the RSU Grants (i.e. the period between the grant date and the last vesting date) is approximately 54 months, with a first batch of 300,000 RSUs to vest within 12 months from the grant date. Taking into account that (i) the total vesting period exceeds 12 months, and (ii) the contribution made by Mr. Ma Donghui in the past and the expected significant contribution Mr. Ma Donghui will make to the Company in the future, the Compensation Committee considers a vesting period of less than 12 months to be appropriate and such arrangement aligning with the purpose of the 2019 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of the Group's business.

Subject to the terms of the RSU Grants, the total vesting period for the RSUs granted to 99 employees under the RSU Grants (i.e. the period between the grant date and the last vesting date) ranges from approximately 36 months to 66 months. A total of 34,200 RSUs granted to employees are scheduled to vest within 12 months from the grant date, which constitutes the first tranche under an arrangement where the overall vesting period exceeds 12 months. There are no restrictions under the 2019 Plan in respect of a vesting period of less than 12 months.

Performance targets

The vesting of the RSUs under the RSU Grants shall be subject to the achievement of certain performance targets relating to performance appraisal results, the compliance with internal rules and regulations relating to, among others, integrity and confidentiality, and the performance of obligations as determined by the Board or the committee of one or more members of the Board delegated by the Board from time to time pursuant to the scheme rules of 2019 Plan.

The Company has in place a standardized performance appraisal system to comprehensively evaluate the performance and the contribution of the grantees to the Group based on a matrix of indicators that vary according to the roles and responsibilities of the grantees. The indicators include, but are not limited to, work quality, efficiency, collaboration and management. The Company will determine whether the grantees meets the performance targets based on his/her performance appraisal results for the relevant period. In the event of a non-satisfactory appraisal result in the performance review, the portion of the RSUs to become vested to the grantee shall be forfeited.

Clawback mechanisms

Pursuant to the terms of the RSU Grants, in the event that the employment or service is terminated for any reason, the right to any unvested RSU will terminate concurrently and the Company has the right to require the grantee to sell any portion or all of the Class A Ordinary Shares distributed to the grantee following the vesting of any RSU within 60 days of the termination of employment or service. In the event that any of the grantee's personal conduct impairs the reputation of the Company, the Company has the right to terminate and revoke the RSUs, whether vested or unvested, at no cost to the Company. In addition, if the grantee violates any of the non-competition agreement, the confidentiality agreement, or the non-competition or confidentiality provisions in his/her employment agreement with the Company after the termination of employment or service, the grantee is obligated to surrender all the Class A Ordinary Shares acquired from the RSU and/or return the gains of selling the Class A Ordinary Shares to the Company at no cost to the Company. The terms of the RSU Grants further provide that in the event the employment or service is terminated (i) for cause as defined in the 2019 Plan, (ii) for any serious violation of any laws or regulations, or (iii) for any serious violation of the employee handbook of the Company, the grantee's right to any vested or unvested portion of the RSUs will terminate immediately, and the RSUs shall be forfeited and automatically transferred to and reacquired by the Company at no cost to the Company. In the event that the grantee has paid for a portion of the RSUs and received payment or Class A Ordinary Shares from the Company, the grantee is obligated to surrender all the Class A Ordinary Shares acquired from the RSUs and/or return the gains of selling the Class A Ordinary Shares to the Company at no cost to the Company.

Class A Ordinary Shares available for grant under the 2020 Plan and the 2019 Plan

The overall limit on the number of underlying Shares pursuant to the 2020 Plan is 165,696,625 Class A Ordinary Shares, of which only up to 138,473,500 may be issued pursuant to Awards granted in the form of options. Upon the making of the Option Grants, the Company may grant further awards representing a total of 82,590,606 Class A Ordinary Shares pursuant to the 2020 Plan, of which only up to 78,092,800 may be issued pursuant to awards granted in the form of options.

The overall limit on the number of underlying Shares pursuant to the 2019 Plan is 141,083,452 Class A Ordinary Shares, of which only up to 123,349,000 may be issued pursuant to awards granted in the form of options. Upon the making of the RSU Grants, the Company may grant further awards representing a total of 29,407,870 Class A Ordinary Shares pursuant to the 2019 Plan, of which only up to 29,407,870 may be issued pursuant to awards granted in the form of options.

Each of the 2020 Plan and the 2019 Plan does not constitute a share scheme pursuant to the new Chapter 17 of the Listing Rules (effective from January 1, 2023). The Company will comply with the new Chapter 17 of the Listing Rules in accordance with the transitional arrangements for existing share schemes.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"2019 Plan"	the share incentive plan the Company adopted on July 2, 2019, as amended from time to time
"2020 Plan"	the share incentive plan the Company adopted on July 9, 2020, as amended from time to time
"ADSs"	American Depositary Shares, each representing two Class A Ordinary Shares
"Board"	the board of Directors of the Company
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Share(s)"	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Company"	Li Auto Inc. (理想汽車) (formerly known as "Leading Ideal Inc." and "CHJ Technologies Inc."), a company with limited liability incorporated in the Cayman Islands on April 28, 2017
"Compensation Committee"	the compensation committee of the Board
"Director(s)"	the director(s) of the Company
"Group"	the Company, its subsidiaries and the consolidated affiliated entities from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Nasdaq"	The Nasdaq Global Select Market
"Option(s)"	option(s) exercisable into ADS(s) and/or Class A Ordinary Shares
"Option Grantee(s)"	two Directors, namely Mr. Li Tie and Mr. Ma Donghui, and one senior management of the Company, namely Mr. Xie Yan, who were granted with a total of 35,000,000 Options under the 2020 Plan on June 15, 2026
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the articles of association of the Company, being (i) any amendment to the memorandum of association of the Company or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RSU Grantee(s)"	one Director, namely Mr. Ma Donghui, and 99 employees of the Company, who were granted with a total of 5,557,200 RSUs under the 2019 Plan on June 15, 2026
"RSU(s)"	restricted share unit(s), each evidencing the rights to receive one Class A Ordinary Share
"Share(s)"	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	U.S. dollars, the lawful currency of the United States of America

By order of the Board
Li Auto Inc.
Li Xiang
Chairman

Hong Kong, June 16, 2026

As of the date of this announcement, the board of directors of the Company comprises Mr. Li Xiang, Mr. Ma Donghui, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Prof. Xiao Xing, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu as independent non-executive directors.